Oppenheimer Rochester National Municipals

Supplement dated November 1, 2001 to the

Prospectus dated November 27, 2000, revised October 1, 2001

The Prospectus is changed as follows:

1. The first paragraph of the section captioned "Class A Contingent Deferred Sales Charge." on page 18 is deleted and replaced with the following:

Class A Contingent Deferred Sales Charge. There is no initial sales charge on purchases of Class A shares of any one or more of the Oppenheimer funds aggregating $1 million or more. The Distributor pays dealers of record concessions in an amount equal to 1.00% of purchases of $1 million or more (other than purchases by retirement plans, which the Fund does not permit). That concession will not be paid on purchases of shares by exchange or that were previously subject to a sales charge and dealer concession.

2. The first sentence of the second paragraph of the section captioned "Class A Contingent Deferred Sales Charge." on page 18 is deleted and replaced with the following:

If you redeem any of those shares within a twenty-four (24) month “holding period” measured from the beginning of the calendar month of their purchase, a contingent deferred sales charge (called the “Class A contingent deferred sales charge”) may be deducted from the redemption proceeds.

November 1, 2001                                                                                                                                                                    795PS021